

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Chung-Yi Sun
Chairman and Chief Executive Officer
Cetus Capital Acquisition Corp.
Floor 3, No. 6, Lane 99
Zhengda Second Street, Wenshan District
Taipei, Taiwan, R.O.C. 11602

> **Re: Cetus Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2023**
> **File No. 001-41609**

Dear Chung-Yi Sun:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael T. Campoli